[LETTERHEAD OF CLIFFORD CHANCE US LLP]
October 23, 2009
Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attn: Patsy W. Mengiste

Re:	Seligman Premium Technology Growth Fund, Inc. (File Nos. 333-161752; 811-22328)
Dear Ms. Mengiste:
     On behalf of Seligman Premium Technology Growth Fund, Inc. (the “Fund”), and per our conversations, we transmit for filing under the Securities Act of 1933 and the Investment Company Act of 1940, each as amended, a copy of the Fund’s Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 (the “Registration Statement”).
     In connection with the effectiveness of the Registration Statement, the Registrant acknowledges that the disclosure included in the Registration Statement is the responsibility of the Registrant. The Registrant further acknowledges action of the Securities and Exchange Commission (the “Commission”) or its staff acting pursuant to delegated authority reviewing the Registration Statement does not relieve the Registrant from its full responsibility for the adequacy of the disclosures in the Registration Statement; and that the Registrant will not asset this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions concerning the foregoing, please contact me at (212) 878-8489 or call Clifford R. Cone at (212) 878-3180.
Best Regards,

/s/ Leonard B. Mackey, Jr. Leonard B. Mackey, Jr.